Exhibit 99.2

Nordic American Tankers Limited

September 18, 2026

TO THE SHAREHOLDERS OF NORDIC AMERICAN TANKERS LIMITED

Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Tankers Limited (the "Company") and related materials. The Annual General Meeting will be held at Le Castellara, 9, avenue J.F Kennedy, 98000 Monaco on November 20, 2026, at 3:00 pm Monaco time / 10:00 a.m. Bermuda time (the "Meeting").

At the Meeting, the shareholders of the Company will consider and vote upon agenda item 1 and 2 below:

1. To elect a total of four directors to serve until the next Annual General Meeting of Shareholders, ("Proposal One");
2. To approve the appointment of KPMG AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders ("Proposal Two");
3. To lay before the shareholders the Company's audited financial statements for the year-ended December 31, 2025, of which the balance sheet has been signed by two directors; and
4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Approval of Proposals One and Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy. We urge you to vote in favor of all the Proposals.

The Company's 2025 Annual Report is available on the Company's website at www.nat.bm. Any shareholder may receive a hard copy of the Company's 2025 Annual Report free of charge upon request.

You are cordially invited to attend the Meeting in person or cast your vote prior to the meeting.

BEFORE THE ANNUAL MEETING, YOU CAN VOTE BY:

- PHONE: CALL 1-800-690-6903 (U.S., TERRITORIES, CANADA) ANYTIME AND FOLLOW INSTRUCTIONS USING INFO FROM YOUR PROXY MATERIALS.
- INTERNET: VISIT WWW.PROXYVOTE.COM ANYTIME AND LOG IN WITH YOUR PROXY DETAILS.
- MAIL: COMPLETE, SIGN, AND RETURN YOUR PROXY CARD IN THE PREPAID ENVELOPE.

IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Herbjørn Hansson
Founder, Chairman, Chief Executive Officer and President

NORDIC AMERICAN TANKERS LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 20, 2026

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Nordic American Tankers Limited (the "Company") will be held on November 20, 2026 at 10:00 a.m. Bermuda time at Le Castellara, 9, avenue J.F Kennedy, 98000 Monaco for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1. To elect a total of four directors to serve until the next Annual General Meeting of Shareholders ("Proposal One");

2. To approve the appointment of KPMG AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders ("Proposal Two");

3. To lay before the shareholders the Company's audited financial statements for the year ended December 31, 2025, of which the balance sheet has been signed by two directors; and

4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company's board of directors has fixed the close of business on September 10, 2026 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.

All shareholders must present a form of personal photo identification to be admitted to the Meeting in person. In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on September 10, 2026, the record date of the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING.

BEFORE THE ANNUAL MEETING, YOU CAN VOTE BY:

- PHONE: CALL 1-800-690-6903 (U.S., TERRITORIES, CANADA) ANYTIME AND FOLLOW INSTRUCTIONS USING INFO FROM YOUR PROXY MATERIALS.
- INTERNET: VISIT WWW.PROXYVOTE.COM ANYTIME AND LOG IN WITH YOUR PROXY DETAILS.
- MAIL: COMPLETE, SIGN, AND RETURN YOUR PROXY CARD IN THE PREPAID ENVELOPE.

IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

By Order Of The Board of Directors

Bjørn Giaever
Secretary

September 28, 2026
Hamilton, Bermuda

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 20, 2026

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board" or the "Directors") of Nordic American Tankers Limited, a Bermuda company (the "Company"), for use at the Company's Annual General Meeting of Shareholders to be held at Le Castellara, 9, avenue J.F Kennedy, 98000 Monaco on November 20, 2026 at 10:00 a.m. Bermuda time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 10, 2026 (the "Record Date"), the Company had issued and outstanding 211,750,663 common shares, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NAT."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Swan Building, 26 Victoria Street, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

As provided in the Company's Bye-laws, each Director serves until the next annual general meeting, and shall hold office until his successor is elected or appointed or until his earlier resignation or removal. The terms of the Directors expire at the Meeting. The Board has nominated the (4) four persons listed below for election as Directors at the Meeting.

Set forth below is information concerning each nominee for Director.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the four nominees. It is expected that each of these nominees listed below will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to The Company's Board of Directors

Information concerning the nominees for Director is set forth below:

Name	Position
Herbjørn Hansson	Founder, Chairman, Chief Executive Officer, President and Director
Jim Kelly	Director
Alexander Hansson	Director
Jenny Chu	Director & Audit Committee Chairperson

The biographies of the Company's nominee Directors and Officers are as follows:

Herbjørn Hansson, a Norwegian national, earned his M.B.A. at the Norwegian School of Economics and Business Administration and has a degree from Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, for an enterprise value of $780.0 million. He continued to work with Teekay, until he started full-time for Nordic American September 1, 2004. Mr. Hansson is the Founder and has been Chairman and Chief Executive Officer of Nordic American since its establishment in 1995. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international agencies including classification societies and protection and indemnity clubs. Mr. Hansson is fluent in Norwegian and English and has been a teacher in German for one year. He has a command of French for conversational purposes.

Jim Kelly, a US national has been a director of the Company since June 2010. He was a member of the NAT Audit Committee from February 2012 till May 2022. The last 2 years of his tenure on the Audit Committee he served as the Chair of the Committee. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMY for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.

Alexander Hansson, a Norwegian national has been a director of NAT since November 2019. He is an investor in various markets globally and has made several successful investments in both listed and privately held companies. Mr. Hansson is the son of Herbjorn Hansson. Alexander Hansson has built a network over the last 20 years in the energy and the finance sector. He has operated shipping and trading offices in London for 11 years and is now operating from out of Monaco. He studied at EBS Regents College in London, United Kingdom.

Jenny Chu, a US national has been a director of NAT since April 2022 and has served as a member and chair of our Audit Committee since May 12, 2022. Ms Chu was born in South-Korea. With more than 25 years of experience in the financial services industry, she has been working with wealth planning for high net worth individuals in Morgan Stanley, UBS, JP Morgan and Merrill Lynch Wealth Management. She was Managing Director at JP Morgan Securities and Senior Vice President for Merrill Lynch both in Century City. She was Head of Global Business Development in The Boars' Club, a by-invitation private international investment club for principals of single-family offices. She has been a director at the Korean American Chamber of Commerce, member of the Korea Trade Investment Promotion Agency (KOTRA) and several other director- and memberships. Ms Chu knows and has been a close contact for NAT for many years and she brings valuable knowledge, experience and network to NAT, both in the US and in Asia.

Audit Committee. In accordance with the rules of the NYSE, the Board has established an Audit Committee consisting of a single independent Director, Jenny Chu. Ms. Chu serves as the audit committee financial expert.

Executive Officers. Mr. Hansson serves as the Company's Founder, President, Chairman, and Chief Executive Officer. Mr. Bjorn Giaever is the Company's Chief Financial Officer and Company Secretary.

Required Vote. Approval of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting.

Effect of abstentions. Abstentions will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting of the appointment of KPMG AS as the Company's independent auditors for the ensuing year until the close of the next Annual General Meeting of Shareholders. The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2025. These financial statements are included in the Company's 2025 Annual Report which is available on the Company's website at www.nat.bm. Any shareholder may receive a hard copy of the Company's 2025 Annual Report free of charge upon request.

KPMG AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

Effect of abstentions. Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE ENSUING YEAR UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
1212 Avenue of the Americas – 17th Floor
New York, NY 10036
(212) 297-0720
Toll Free: (855) 305-0857
info@okapipartners.com

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.

By Order of the Directors

Bjørn Giaever
Secretary

September 18, 2026
Hamilton, Bermuda

NORDIC AMERICAN TANKERS LIMITED
PAR LA VILLE PLACE
14 PAR LA VILLE ROAD
HAMILTON, HM08 BERMUDA

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on November 19, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on November 19, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T03785-P57524 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

NORDIC AMERICAN TANKERS LIMITED

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees:	For	Against	Abstain
1a. Herbjørn Hansson	☐	☐	☐
1b. James Kelly	☐	☐	☐
1c. Alexander Hansson	☐	☐	☐
1d. Jenny Chu	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 2.

	For	Against	Abstain
2. To approve the appointment of KPMG AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders.	☐	☐	☐

NOTE: To transact other such business as may properly come before the Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

T03786-P57524

NORDIC AMERICAN TANKERS LIMITED
Annual Meeting of Shareholders
November 20, 2026 10:00 AM Bermuda Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Herbjørn Hansson with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of NORDIC AMERICAN TANKERS LIMITED that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 AM, Bermuda Time, on November 20, 2026, at Le Castellara, 9, avenue J.F. Kennedy, MC 98000 Monaco, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side